Mail Stop 3561

August 21, 2006

Mr. Jeffrey N. Boyer
President and Chief Financial Officer
Michaels Stores, Inc.
8000 Bent Branch Drive
Irving, Texas 75063

   RE: **Michaels Stores, Inc.**
      Form 10-K for Fiscal Year Ended January 28, 2006
      Filed March 30, 2006
      Form 10-Q for Fiscal Quarter Ended April 29, 2006
      File No. 1-9338

Dear Mr. Boyer:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 28, 2006

Management's Discussion and Analysis of Financial Condition and Results…page, 28

Critical Accounting Policies and Estimates, page 29

Merchandise Inventories, page 30

1.   Please fully describe to us the refinements you made to your calculation for deferring costs related to preparing inventory for sale and for vendor allowance recognition. It appears that the non-cash charge of $15 million after tax is material to your net income and the change may affect future periods. In this regard, also tell us what consideration you gave to the requirements for reporting this item as a change in accounting estimate, in accordance with paragraph 33 of APB 20.

Item 9A. Controls and Procedures, page 43

Evaluation of Disclosure Controls and Procedures

2.   You state that you maintain a set of disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e). However, your principal executive and financial officers only concluded that your disclosure controls and procedures were effective in providing "reasonable assurance that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms." This is only part of the definition of disclosure controls and procedures. In future filings, please revise your disclosure regarding effectiveness to include the entire definition of disclosure controls and procedures in Exchange Act Rule 13a - 15(e). Additionally, please confirm to us that your conclusion regarding effectiveness would not change had such disclosure been included in this filing.

Notes to Consolidated Finanical Statements

Note 1, page F-8

Reserve for Closed Facilities, page F-10

3.   Please tell us and disclose in future filings the line item in which you include the cost of closing a store. See paragraph 20c of SFAS 146.

Revenue Recognition, page F-11

4.   Please tell us why you were not able to adequately estimate gift card breakage prior to 2005. We note your disclosure that you did not previously have adequate historical information. In your response, please advise us of the information you are now using to estimate the amount of gift card breakage and to estimate the time period of actual gift card redemption. Also, please provide an example of the method used to estimated and recognize breakage income. In future filings, please revise to clarify, if true, that your estimate of the rate of gift card breakage is applied to the estimated amount of gift cards that are expected to go unused that are not subject to escheatment.

Note 8. Commitments and Contingencies, page F-26

5.   With regard to several outstanding legal cases in which you are the defendant (Clark Claim, Morris Claim and Olivas Claim), you have stated that you believe the claims are without merit and that you intend to defend these lawsuits vigorously. It is unclear to us whether any amounts have been accrued and whether management believes these actions will materially impact the company's financial position or results of operations. Tell us, and disclose in future filings, the amount you have accrued relating to each of these pending cases. If no amounts have been accrued because the amount of loss cannot be reasonably estimated, or if you cannot determine that a loss is probable, tell us, and revise to state this fact in accordance with SFAS 5. Also, if there is at least a reasonable possibility that a loss, exceeding amounts already accrued, may have been incurred and the amount of the additional loss would be material to a decision to buy or sell your securities you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Tell us supplementally and revise future filings to address whether you believe that there are *reasonably possible* material additional losses with regard to the specific legal proceedings you disclose.

As appropriate, please revise your disclosures in future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter as a correspondence file on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Staff Accountant Ta Tanisha Henderson at (202) 551-3322, or in her absence, Donna DiSilvio at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief